                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ---------------------------
                                 Schedule 14D-1
                               (Amendment No. 2)
              Tender Offer Statement Pursuant to Section 14(d)(1)
                     Of the Securities Exchange Act of 1934
                          ---------------------------
                             ALBA-WALDENSIAN, INC.
                           (Name of Subject Company)
                          ---------------------------
                             AWS ACQUISITION CORP.
                          a wholly-owned subsidiary of

                           TEFRON U.S. HOLDINGS CORP.
                          a wholly-owned subsidiary of

                                  TEFRON LTD.
                                   (Bidders)

                    Common Stock, par value $2.50 per share
                         (Title of Class of Securities)
                           --------------------------
                                   012041109
                     (CUSIP Number of Class of Securities)

                            ARIE WOLFSON, PRESIDENT
                             AWS ACQUISITION CORP.
                                C/O TEFRON LTD.
                                28 CHIDA STREET
                            BNEI-BRAK, 51371, ISRAEL
                               011-972-3-579-8701

         (Names, Addresses and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of Bidders)

                                With copies to:

                             Morton A. Pierce, Esq.
                            Douglas L. Getter, Esq.
                              Dewey Ballantine LLP
                          1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000




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     AWS Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of Tefron U.S. Holdings Corp., a Delaware corporation ("Parent") and wholly-owned subsidiary of Tefron Ltd. ("Tefron"), a company organized under the laws of the State of Israel, Parent and Tefron hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, as amended, (the "Schedule 14D-1") relating to the offer by Tefron, the Purchaser and Parent to purchase all of the outstanding shares of common stock, par value $2.50 per share (the "Shares"), of Alba-Waldensian, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Schedule 14D-1 or the Offer to Purchase filed as an exhibit thereto.


Item 4.           Source and Amount of Funds or Other Consideration.

     The information set forth in Item 4(b) is hereby amended, supplemented and restated by the following:

     The information set forth in the Offer to Purchase under the caption "12. Source and Amount of Funds." is hereby amended and restated by the following:

          The Offer is not conditioned upon any financing arrangements. The total amount of funds required to consummate the Offer and the Merger (including fees and expenses related thereto) and to refinance certain indebtedness of the Company is estimated to be approximately $85 million.

          Purchaser will obtain sufficient funds from a capital contribution of up to $15 million to be made to Purchaser by Tefron and from a tender offer facility (the "Tender Offer Facility") of up to $70.5 million provided by Bank Hapoalim B.M. ("Bank Hapoalim") and the Israel Discount Bank of New York (together, the "Banks") pursuant to a credit agreement (the "Credit Agreement") among Purchaser and the Banks. The Credit Agreement, in substantially the form attached hereto as Exhibit 99.(b)(2), will be executed prior to payment for the Shares by the Purchaser. The Tender Offer Facility is unsecured other than with respect to a guaranty given by Tefron in favor of the Banks, pursuant to which Tefron has guaranteed the repayment of all indebtedness of Purchaser. The Credit Agreement further provides that after the Effective Time, a seven year term loan facility (the "Term Loan Facility") of up to $68 million, which is to be drawn down as a single borrowing at the Effective Time, and a one year revolving loan facility of up to $2.5 million (the "Revolving Facility") will be used to repay the Tender Offer Facility and to purchase the remaining Shares in connection with the Merger. This Term Loan Facility will amortize in 11 consecutive semi-annual installments commencing on the 24 month anniversary of the Effective Time. The Term Loan Facility and the Revolving Facility are to be secured at the Effective Time by the following: 1) a floating lien on all the personal property of the Company and its subsidiaries (if any), 2) pledges of all non-margin stock of the Company owned by Parent and all subsidiary stock then owned by the Company, and 3) guaranties made by Parent and any subsidiaries of the Company (and the continuing guaranty of Tefron). The applicable interest rate for all of the facilities referred to above is 1.375% over



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     the London Interbank Offered Rate or Bank Hapoalim's prime rate minus
     0.125%.

          It is anticipated that funds borrowed to purchase the Shares will be repaid from funds generated internally by Tefron and its subsidiaries or other sources, which may include proceeds from bank borrowings or the sale of debt or equity securities or some combination thereof. Tefron has not made any decisions for such repayment and will determine the actual source of funds for repayment only after the completion of its review of the Company and its analysis of then prevailing market conditions, including interest rates and other economic conditions.


Item 11. Material to be Filed as Exhibits.

          Item 11 is hereby amended by adding the following exhibit:

(b)(2)    Form of Credit Agreement among Purchaser and Banks.




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                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 1999

                                         AWS ACQUISITION CORP.


                                         By:    /s/ Arie Wolfson
                                             ---------------------------------
                                                Name:  Arie Wolfson
                                                Title:  President


                                         By:    /s/ Sigi Rabinowicz
                                             ---------------------------------
                                                Name:  Sigi Rabinowicz
                                                Title:  Chief Executive Officer


                                         TEFRON U.S. HOLDINGS, INC.


                                         By:    /s/ Arie Wolfson
                                             ---------------------------------
                                                Name:  Arie Wolfson
                                                Title:  President


                                         By:    /s/ Sigi Rabinowicz
                                             ---------------------------------
                                                Name:  Sigi Rabinowicz
                                                Title:  Chief Executive Officer


                                         TEFRON LTD.


                                         By:    /s/ Arie Wolfson
                                             ---------------------------------
                                                Name:  Arie Wolfson
                                                Title:  President


                                         By:    /s/ Sigi Rabinowicz
                                             ---------------------------------
                                                Name:  Sigi Rabinowicz
                                                Title:  Chief Executive Officer



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